P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

14 May 2004

Dear Sirs

CHAIRMAN'S STATEMENT TO THE AGM

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman

Sylvia Freeman
Company Secretariat

enc

dlw 5/20

P&O

RECEIVED

2004 MAY 20 A 11:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

14 May 2004

CHAIRMAN'S STATEMENT TO THE AGM

At P&O's Annual General Meeting in London today, the Chairman, Lord Sterling, made the following statement on the company's recent progress.

"We have seen an active start to the year in all of our businesses and I thought I would take this opportunity to talk through some of the more important events.

As many of you will know, we issued a trading update last week for the first quarter of 2004. We stated that our ports business continues to grow strongly with organic growth up by 17% and overall throughput up by 30% on the same quarter last year. Record volumes were handled at our ports in China and India, and we achieved a significant increase in Europe.

In Belgium, we recently signed a 40 year concession with the Antwerp Port Authority to equip and operate a new terminal. This new project, when fully developed, will add over 3.5 million teus to our existing operations there which currently have a capacity of 1.4 million teus. Construction is underway for the first phase which we expect to be operational by the middle of 2005. This major expansion will make Antwerp one of the top 20 container ports in the world.

In Canada we have agreed with the Vancouver Port Authority that we will invest a further 130 million Canadian dollars expanding our terminal over the next 18 months. Vancouver is one of the fastest growing ports on the West Coast of North America and this expansion will double our capacity there to 720,000 teu.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com

In March we announced plans to boost capacity at Southampton Container Terminal to 1.5 million teus. This will enable the port to meet the requirements of its shipping line customers for several years to come.

While on the subject of our UK activities, we await with interest the government's decisions on our London Gateway port and business park projects. At the same time we are continuously reviewing new opportunities elsewhere in the world.

Our maritime services business, which is based in Australia, is now focused on the ownership, provision and operation of specialist vessels for the mining, marine research and government sectors. It is continuing to grow successfully.

The ferries market remains difficult. As we said in our trading update, so far this year there has been some improvement in tourist rates despite a decline in overall market volumes. Freight volumes were stable but at reduced rates.

Since the beginning of the year we have reduced the number of ships on our Dover-Calais route from eight to seven. On-board services on night sailings are now more closely aligned with demand so as to achieve lower costs while maintaining the quality product for which we are renowned.

We are putting significant resources into further development of on-line booking for customers and stockholders. Our new ferries website is in the final stages of testing and should be launched in the first two weeks of June.

In April, Stena acquired our Fleetwood-Larne route on the Irish Sea. We have closed the loss-making Mostyn-Dublin route but are continuing to operate the profitable Liverpool-Dublin route. Our Larne-Cairnryan route is doing well.

April also saw the launch of a new express service from Portsmouth to Caen. The new ship and service have been well received and I hope many of you will take the opportunity to try out the new service over the next few months.

We have stated previously that a wide ranging business review is underway of our Ferries business. This is progressing on schedule. We will be announcing the conclusions in the summer.

Cold Logistics has made a good start to the year, particularly in the US.

We are also making progress with our planned property disposals which are on track to achieve net sales of £250 million by the end of the year.

In February, we announced that we had achieved our key objective of reducing our exposure to container shipping and achieving an independent listing for P&O Nedlloyd. We received €215 million in cash and have a 25% shareholding in the new company, Royal P&O Nedlloyd with two seats on the board. This makes P&O the largest shareholder and will enable us to participate in any potential further upside in the container shipping industry. The new structure gives P&O Nedlloyd increased flexibility to grow and develop its position as one of the leading global container shipping companies.

Last week Royal P&O Nedlloyd issued its first quarter results, recording a respectable improvement from a loss of US$58 million to an operating profit of US$21 million year on year. The outlook for the industry remains positive for the foreseeable future.

As you will gather from what I have said, not only have we seen a busy start to the year but P&O, as a company, is continuing to evolve. We are actively dealing with those areas where returns need to be improved and working our other assets hard. We are focusing our capital on those areas where we can create the most value and building a strong platform for future growth."

Further information: Victoria Moth, Corporate Communications Manager
Tel: +44 (0)20 7321 4593

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